Exhibit 99.53

ImmunoPrecise Announces Appointment of Yasmina Noubia Abdiche, Ph.D., as Chief Scientific Officer

VICTORIA, April 2, 2020 /CNW/ - IMMUNOPRECISE ANTIBODIES LTD. (the “Company” or “IPA”) (TSX VENTURE: IPA) (OTC QB: IPATF), a provider of best-in-class therapeutic antibody discovery capabilities for the global industry, today announced the appointment of Yasmina Noubia Abdiche, Ph.D., as Chief Scientific Officer, effective April 2020. Dr. Abdiche will, among other responsibilities, lead the Company’s global research and development teams.

“We are excited to have Dr. Abdiche join the ImmunoPrecise team,” said Dr. Jennifer Bath, IPA’s President and CEO. “She has a distinguished background in therapeutic antibody discovery and a strong track record of advancing drugs to the clinic. With over 15 years of industry experience Dr. Abdiche is a highly respected, strategic and skilled thought leader with solid scientific and business acumen.”

Most recently, Dr. Abdiche was CSO at Carterra, where she helped transition their LSA analytical antibody screening platform from concept through prototype to global commercialization. Dr. Abdiche previously served as a Research Fellow on the leadership team at Rinat-Pfizer where she led a team of scientists providing core support for biomolecular interaction analysis and played an active role on the governing committee for Pfizer’s Postdoctoral Program. She is co-inventor of several therapeutic antibodies that entered clinical trials including a current, market-approved drug, Ajovy.

“I am thrilled to lead ImmunoPrecise’s research and development programs and accelerate their pre-clinical pipeline,” stated Dr. Yasmina Abdiche. “I am honored to work with the team of incredibly talented and experienced scientists at IPA.”

Dr. Abdiche graduated from Oxford University with a Ph.D. in Biological Chemistry and a Master’s degree in Chemistry. She completed postdoctoral research in Dr. David Myszka’s laboratory at the University of Utah in Salt Lake City, where she optimized biosensor methods for characterizing small molecule interactions.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is a full-service, therapeutic antibody discovery Contract Research Organization offering species agnostic, multi-format, characterized and engineered, human monoclonal antibodies, on an abbreviated timeframe, for its pharmaceutical clients. For further information, visit www.immunoprecise.com or contact solutions@immunoprecise.com.

Forward Looking Information

This news release contains statements that, to the extent they are not recitations of historical fact, may constitute “forward-looking statements” within the meaning of applicable Canadian securities laws. The Company uses words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “believe”, “intend” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by ImmunoPrecise in light of its experience and its perception of historical trends, current conditions and expected future developments. However, whether actual results and developments will conform to ImmunoPrecise’s expectations and predictions is subject to any number of risks, assumptions and uncertainties. Many factors could cause ImmunoPrecise’s actual results to differ materially from those expressed or implied by the forward-looking statements contained in this news release. Such factors include, among other things, actual revenues and earnings for IPA being lower than anticipated, and those risks and uncertainties described in ImmunoPrecise’s annual management discussion and analysis for the last quarter ended January 31, 2020 which can be accessed at www.sedar.com. The “forward-looking statements” contained herein speak only as of the date of this press release and, unless required by applicable law, ImmunoPrecise undertakes no obligation to publicly update or revise such information, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE ImmunoPrecise Antibodies Ltd.

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CO: ImmunoPrecise Antibodies Ltd.

CNW 08:35e 02-APR-20